Exhibit (a)(1)(E)

Supplement to Offer to Exchange

Any or All Outstanding American Depositary Shares Representing Preferred

Shares of Oi S.A.

for

American Depositary Shares Representing Common Shares of Oi S.A.

Supplement to Offer to Convert

Any or All Outstanding Preferred Shares,

Including Preferred Shares Represented by American Depositary Shares,

of Oi S.A.

into

Common Shares of Oi S.A.

SUBJECT TO THE EXCEPTIONS AND CONDITIONS DESCRIBED HEREIN, THIS OFFER CAN BE ACCEPTED BY:

HOLDERS OF AMERICAN DEPOSITARY SHARES REPRESENTING PREFERRED SHARES OF OI S.A. UNTIL 5:00 P.M., NEW YORK CITY TIME (6:00 P.M., RIO DE JANEIRO TIME), ON OCTOBER 1, 2015, AND SUCH PREFERRED ADSs CAN BE WITHDRAWN UNTIL 5:00 P.M., NEW YORK CITY TIME (6:00 P.M., RIO DE JANEIRO TIME) ON OCTOBER 1, 2015,

AND

HOLDERS OF PREFERRED SHARES OF OI S.A. UNTIL OCTOBER 6, 2015, AND SUCH PREFERRED SHARES CAN BE WITHDRAWN UNTIL OCTOBER 6, 2015,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED

Oi S.A., or Oi, a sociedade anônima organized under the laws of the Federative Republic of Brazil, previously distributed an Offer to Convert, dated September 2, 2015 (which Offer to Convert, together with any amendments or supplements hereto, collectively constitute the Offer to Convert), in connection with its Offer to (1) convert its preferred shares, without par value, or the Preferred Shares, including Preferred Shares represented by American Depositary Shares, each of which represents one Preferred Share, or the Preferred ADSs, into its common shares, no par value, or the Common Shares, at a ratio of 0.9211 Common Shares for each Preferred Share, plus cash in lieu of any fractional share, and (2) exchange its Preferred ADSs for American Depositary Shares, each of which represents one Common Share, or the Common ADSs, at a ratio of 0.9211 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS, upon the terms and subject to the conditions set forth in the Offer to Convert. Except as set forth in this Supplement and in Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, and in any subsequently filed amendments thereto, the terms and conditions previously set forth in the Offer to Convert remain applicable in all respects, and this Supplement should be read in conjunction therewith.

The Offer to Convert is hereby amended by inserting the following disclosure in immediately following the section entitled “The Offer—Section 19: Miscellaneous” on page 57 thereof.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We hereby incorporate by reference into this Offer to Convert the following documents that we have filed with the U.S. Securities and Exchange Commission, or the SEC:

•	our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013 appearing on pages F-1 through F-144, inclusive, in our Annual Report on Form 20-F for the year ended December 31, 2014, or the Oi Annual Report; and

•	our unaudited consolidated financial statements as of June 30, 2015 and for the six-month periods ended June 30, 2015 and 2014 appearing as Exhibit 1 to our Form 6-K furnished to the SEC on August 31, 2015, or the Oi Interim Report.

The information incorporated by reference into this Offer to Convert is considered to be a part of this Offer to Convert and should be read with the same care as the Offer to Convert. All information appearing in this Offer to Convert is qualified in its entirety by the financial statements (including notes thereto) appearing in the Oi Annual Report and the Oi Interim Report. References herein to the Offer to Convert includes the financial statements (including notes thereto) appearing in the Oi Annual Report and the Oi Interim Report as incorporated herein, unless the context otherwise requires.

You may read and copy the Oi Annual Report or the Oi Interim Report at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC, including the Oi Annual Report or the Oi Interim Report.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

Summary Financial Information

The following table sets forth summary consolidated financial data (1) as of and for the years ended December 31, 2014 and 2013, and (2) as of June 30, 2015 and for the six-month periods ended June 30, 2015 and 2014. The summary consolidated financial data as of and for the years ended December 31, 2014 and 2013 was derived from our audited consolidated financial statements appearing in the Oi Annual Report. The summary historical consolidated financial data as of June 30, 2015 and for the six-month periods ended June 30, 2015 and 2014 have been derived from our unaudited consolidated financial statements appearing in the Oi Interim Report. The results for the six-month period ended June 30, 2015 are not necessarily indicative of the results to be expected for the entire year ended December 31, 2015.

For a more detailed explanation of our financial condition and operating results, you should read the following summary historical consolidated financial data in conjunction with our audited consolidated financial statements (including the notes thereto), “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.” in the Oi Annual Report.

You should refer to the section in the Offer to Convert entitled “The Offer—Section 13: Certain Information About Oi—Where You Can Find More Information About Oi” for information on how you can obtain copies of our SEC filings, including the Oi Annual Report and the Oi Interim Report. You should refer to the section in the Offer to Convert entitled “Incorporation of Certain Documents by Reference” for information on how you can obtain copies of our audited consolidated financial statements and our unaudited consolidated financial statements.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to Oi are summarized in note 30 to our audited consolidated financial statements in the Oi Annual Report and under “—Summary of Differences between Brazilian GAAP and U.S. GAAP Applicable to Oi S.A.”

	For the Six-Month Period Ended June 30,				For the Year Ended December 31,
	2015		2014		2014		2013
	(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Brazilian GAAP:
Net operating revenue	R$	13,824	R$	13,956	R$	28,247	R$	28,422
Cost of sales and services		(7,503)		(7,442)		(15,230)		(15,259)

Gross profit		6,321		6,515		13,017		13,163
Operating expenses		(4,902)		(3,949)		(7,343)		(7,876)

Operating income (loss) before financial income (expenses) and taxes		1,419		2,566		5,674		5,287
Financial income		877		653		1,345		1,375
Financial expenses		(3,356)		2,885)		(5,891)		(4,650)

Financial income (expenses), net		(2,479)		(2,231)		(4,546)		(3,275)

Income (loss) of continuing operations before taxes		(1,059)		334		1,128		2,012
Income tax and social contribution		203		(191)		(1,120)		(519)

Net income (loss) of continuing operations		(856)		43		8		1,493
Net income (loss) of discontinued operations, net of taxes		1,080		(33)		(4,415)		—

Net income (loss)	R$	224	R$	10	R$	(4,406)	R$	1,493

Ratio of combined fixed charges and preference dividends to earnings(1)		0.54		1.18		1.28		1.51
Net income (loss) attributable to controlling shareholders	R$	219	R$	7	R$	(4,407)	R$	1,493
Net income (loss) attributable to non-controlling shareholders		5		3		1		—
Net income (loss) applicable to each class of shares:
Common shares		72		2		(4,407)		469
Preferred shares		147		5		—		1,024

Net income (loss) per share(2):
Common shares – basic		0.28		0.02		(7.15)		9.11
Common shares – diluted		0.28		0.02		(7.15)		9.11
Preferred shares and ADSs – basic		0.28		0.02		(7.15)		9.10
Preferred shares and ADSs – diluted		0.28		0.02		(7.15)		9.10
Net income (loss) per share from continuing operation:
Common shares – basic		(1.12)		0.10		0.01		9.11
Common shares – diluted		(1.12)		0.10		0.01		9.11
Preferred shares and ADSs – basic		(1.12)		0.10		0.01		9.10
Preferred shares and ADSs – diluted		(1.12)		0.10		0.01		9.10
Net income (loss) per share from descontinued operation:
Common shares – basic		1.40		(0.08)		(7.16)		—
Common shares – diluted		1.40		(0.08)		(7.16)		—
Preferred shares and ADSs – basic		1.40		(0.08)		(7.16)		—
Preferred shares and ADSs – diluted		1.40		(0.08)		(7.16)		—
Weighted average shares outstanding (in thousands):
Common shares – basic		254,013		126,894		202,312		51,476
Common shares – diluted		254,013		126,894		202,312		51,476
Preferred shares – basic		517,601		263,363		414,200		112,527
Preferred shares – diluted		517,601		263,363		414,200		112,527

(1)

The Company’s earnings were insufficient to cover combined fixed charges and preference dividends for the six-month period ended June 30, 2015 by approximately R$1,035 million. For purposes of calculating the ratio of combined fixed charges and preference dividends to earnings, earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries income or loss from equity investees, plus (1) fixed charges (as defined below) and amortization of capitalized interest, (2) distributed income of equity investees, and (3) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest, preferred share dividend requirements of consolidated subsidiaries (not preferred dividends of parent), and non-controlling interest from pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest, whether expensed or capitalized (and from both continuing and discontinued operations), amortization of premiums, discounts and capitalized expenses related to indebtedness, amounts accrued with respect to guarantees of other parties’ obligations, and the estimated interest component of rental expense, and preferred share dividend requirements represent the amount of pre-tax earnings that would be required to pay the dividends on outstanding Oi preferred shares and other fully consolidated entities.
(2)	As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the shareholding structure resulting from our reverse share split.

	For the Year Ended December 31,
	2014		2013
	(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
U.S. GAAP:
Net operating revenue	R$	28,247	R$	28,422
Cost of sales and services		(16,257)		(16,467)

Gross profit		11,990		11,955
Operating expenses		(7,377)		(7,972)

Operating income (loss) before financial income (expenses) and taxes		4,613		3,983
Financial income (expenses), net		(4,549)		(3,302)

Income (loss) before taxes		64		681
Income tax and social contribution		(758)		(77)

Net income (loss) of continuing operations		(694)		604
Net loss of discontinued operations		(4,086)		—

Net income (loss)		(4,780)		604
Net income (loss) attributable to controlling shareholders		(4,782)		604
Net income (loss) attributable to non-controlling shareholders		1		—
Other comprehensive income (loss)		(712)		34

Comprehensive income (loss)	R$	(5,821)	R$	638

Ratio of combined fixed charges and preference dividends to earnings (1)		1.02		1.13
Net income (loss) applicable to each class of shares(2):
Common shares basic	R$	(1,569)	R$	190
Common shares diluted		(1,569)		190
Preferred shares and ADSs basic		(3,213)		414
Preferred shares and ADSs diluted		(3,213)		414
Net income (loss) per share:
Common shares – basic		(7.76)		3.69
Common shares – diluted		(7.76)		3.69
Preferred shares and ADSs – basic		(7.76)		3.69
Preferred shares and ADSs – diluted		(7.76)		3.69
Net income (loss) per share from continuing operations:
Common shares – basic		(1.13)		3.69
Common shares – diluted		(1.13)		3.69
Preferred shares and ADSs – basic		(1.13)		3.69
Preferred shares and ADSs – diluted		(1.13)		3.69
Net income (loss) per share from discontinued operations:
Common shares – basic		(6.63)		—
Common shares – diluted		(6.63)		—
Preferred shares and ADSs – basic		(6.63)		—
Preferred shares and ADSs – diluted		(6.63)		—

	For the Year Ended December 31,
	2014	2013
	(in millions of reais, except per share amounts and as otherwise indicated)
Weighted average shares outstanding (in thousands):
Common shares – basic	202,312	51,476
Common shares – diluted	202,312	51,476
Preferred shares and ADSs – basic	414,200	112,527
Preferred shares and ADSs – diluted	414,200	112,527

(1)	For purposes of calculating the ratio of combined fixed charges and preference dividends to earnings, earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries income or loss from equity investees, plus (1) fixed charges (as defined below) and amortization of capitalized interest, (2) distributed income of equity investees, and (3) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest, preferred share dividend requirements of consolidated subsidiaries (not preferred dividends of parent), and non-controlling interest from pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest, whether expensed or capitalized (and from both continuing and discontinued operations), amortization of premiums, discounts and capitalized expenses related to indebtedness, amounts accrued with respect to guarantees of other parties’ obligations, and the estimated interest component of rental expense, and preferred share dividend requirements represent the amount of pre-tax earnings that would be required to pay the dividends on outstanding Oi preferred shares and other fully consolidated entities.
(2)	In accordance with ASC 260, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 30 to our audited consolidated financial statements which are included in the Oi Annual Report.

	As of June 30,		As of December 31,
	2015		2014		2013
	(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data:
Brazilian GAAP:
Cash and cash equivalents	R$	13,496	R$	2,449	R$	2,425
Cash investments		3,022		171		493
Trade accounts receivable, net		7,831		7,450		7,097
Assets held for sale		8,449		33,927		—
Total current assets		38,041		49,287		17,687
Property, plant and equipment, net		25,522		25,670		24,786
Court blocked and other deposits		12,758		12,260		11,051
Intangible assets, net		3,465		3,691		3,919
Total assets		93,310		102,789		70,096
Short-term loans and financings (including current portion of long-term debt)		6,956		4,464		4,159
Liabilities of assets held for sale(1)		1,043		27,178		—
Total current liabilities		18,261		42,557		15,540
Long-term loans and financings		47,251		31,386		31,695
Share capital		21,438		21,438		7,471
Total equity		18,466		19,311		11,524
Shareholders’ equity attributable to controlling shareholders		17,006		17,802		11,524
Shareholders’ equity attributable to non-controlling shareholders		1,460		1,509		—
Book value per common share		24.3		21.1		70.3
Book value per preferred share		24.3		21.1		70.3

(1)	As of December 31, 2014, includes short-term loans and financings (including current portion of long-term debt) of R$1,935 million and long-term loans and financings of R$16,958 million that remain obligations of our company following the completion of our sale of PT Portugal and are classified as loans and financings as of June 30, 2015.

	As of Ended December 31,
	2014		2013
	(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data:
U.S. GAAP:
Cash and cash equivalents	R$	2,449	R$	2,425
Short-term investments		171		493
Assets held for sale		34,255		—
Property, plant and equipment, net		26,244		25,725
Intangible assets		13,554		14,666
Total assets		111,215		78,727
Short-term loans, financing and debentures ( including current portion of long-term debt)		4,571		4,159
Liabilities of assets held for sale(1)		27,178		—
Long-term loans, financing and debentures		31,752		31,695
Total liabilities		84,062		58,713
Shareholders’ equity		27,153		20,013
Shareholders’ equity attributable to controlling shareholders		25,644		20,013
Shareholders’ equity attributable to non-controlling shareholders		1,509		—
Book value per common share		30.4		122.0
Book value per preferred share		30.4		122.0

(1)	As of December 31, 2014, includes short-term loans and financings (including current portion of long-term debt) of R$1,935 million and long-term loans and financings of R$16,958 million remain obligations of our company following the completion of our sale of PT Portugal.

Summary of Differences between Brazilian GAAP and U.S. GAAP Applicable to Oi S.A.

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis).

Brazilian GAAP differs in certain important respects from accounting principles generally accepted in the United States, or U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to Oi are summarized in note 30 to our audited consolidated financial statements included in the Oi Annual Report.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income for the years ended December 31, 2014 and 2013, as well as total shareholders’ equity as of December 31, 2014 and December 31, 2013, are described in note 30 to our audited consolidated financial statements included elsewhere in the Oi Annual Report. The differences that result in significant adjustments relate to the accounting treatment of the following items:

•	the corporate reorganization that occurred in February 2012;

•	business combinations prior to January 1, 2009 and goodwill;

•	pre-paid pension plan costs and other post-retirement benefits;

•	capitalized interest;

•	income tax and social contribution;

•	the valuation of long-lived assets; and

•	the cumulative amount of currency translation adjustments related to held for sale operations.

There were no changes in the accounting policies or relevant adjustment for the period ended June 30, 2015 as compared to those applicable in the year ended December 31, 2014, except of the realization of cumulative amount of currency translation adjustments related to held for sale operations as described below.

In accordance with U.S.GAAP, the cumulative amount of currency translation adjustments should be included as part of the carrying amount of a consolidated investment in a foreign entity classified as held for sale when evaluating such investment for impairment. Under Brazilian GAAP, no such requirement exists. Therefore, for U.S. GAAP purposes, the positive cumulative amount as of December 31, 2014 of currency translation adjustments related to the Portuguese operations to be sold to Altice was included as part of the carrying amount of those operations, as a result of which the impairment loss was reduced as compared to the amount recorded under Brazilian GAAP.

As a result of the completion of the sale of PT Portugal to Altice on June 2, 2015, under Brazilian GAAP the positive cumulative amount of currency translation adjustments related to this foreign entity classified as held for sale were recognized directly in net income of the six-month period ended June 30, 2015. Under U.S. GAAP the positive cumulative amount of currency translation adjustments were included as part of the carrying amount of a consolidated investment and reduced impairment loss recognized in December 31, 2014, in amount of R$329 million. As a result, our net income for the six-month period ended June 30, 2015 under U.S. GAAP was reduced as compared to our net income under Brazilian GAAP.

Summary Pro Forma Financial Information

The unaudited pro forma financial information of our company presented below has been derived from:

•	our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013 appearing in the Oi Annual Report; and

•	our unaudited consolidated financial statements as of June 30, 2015 and for the six-month periods ended June 30, 2015 and 2014 appearing in the Oi Interim Report.

This unaudited pro forma financial information was prepared as if the conversion of 100% of our preferred shares into common shares at the ratio of 0.9211 common shares for each preferred share had been completed on June 30, 2015 for purposes of the unaudited pro forma book value per share as of June 30, 2015, and on January 1, 2013 for purposes of the unaudited pro forma earnings per share for the six-month periods ended June 30, 2015 and 2014 and for the years ended December 31, 2014 and 2013.

This unaudited pro forma financial information should be read in conjunction with (1) the accompanying notes presented below, (2) the audited consolidated financial statements of Oi as of and for the year ended December 31, 2014 and 2013 and the notes thereto, appearing in the Oi Annual Report, which is incorporated herein by reference, and (3) the unaudited consolidated financial statements of Oi as of June 30, 2015 and for the six-month periods ended June 30, 2015 and 2014 and the notes thereto, appearing in the Oi Interim Report, which is incorporated herein by reference.

The conversion of our preferred shares into common shares will not have any effect on the income statement or balance sheet line items, or the ratio of combined fixed charges and preference dividends to earnings, set forth above under “Summary Financial Information.”

This unaudited pro forma financial information is provided for illustrative purposes only and does not purport to represent, and you should not rely on the unaudited pro forma financial information as an indication of, what the actual book value per share or earnings per share of our company would have been had the conversion of our preferred shares into common shares occurred on the dates assumed.

	For the Six-Month Period Ended June 30,				For the Year Ended December 31,
	2015		2014		2014		2013
	(in millions of reais, except per share amounts and as otherwise indicated)
Pro Forma Income Statement Data:
Brazilian GAAP:
Net income (loss) attributable to controlling shareholders applicable to Common Shares	R$	219	R$	7	R$	(4,407)	R$	1,493
Net income (loss) per Common Share and Common ADS (basic and diluted)(1)		0.30		0.02		(7.55)		9.62
Net income (loss) per Common Share and Common ADS from continuing operations (basic and diluted)		(1.17)		0.12		0.01		9.62
Weighted average Common Shares outstanding (in thousands)		730,775		369,478		583,832		155,125
U.S. GAAP:
Net income (loss) applicable to Common Shares (basic and diluted)(2)					R$	(4,782)	R$	604
Net income (loss) per Common Share and Common ADS (basic and diluted)						(8.19)		3.90
Net income (loss) per Common Share and Common ADS from continuing operations (basic and diluted)						(1.19)		3.90
Weighted average Common Shares outstanding (basic and diluted) (in thousands)						583,832		155,125

(1)	As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted pro forma earnings per share taking into consideration the shareholding structure resulting from our reverse share split.
(2)	In accordance with ASC 260, basic and diluted pro forma earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 30 to our audited consolidated financial statements which are included in the Oi Annual Report.

	As of June 30,		As of December 31,
	2015		2014		2013
	(in millions of reais, except per share amounts and as otherwise indicated)
Pro Forma Balance Sheet Data:
Brazilian GAAP:
Book value per common share	R$	25.6	R$	22.3	R$	74.3
U.S. GAAP:
Book value per common share			R$	32.1	R$	129.0

OI S.A.

September 23, 2015